VELOCE CAP FUND 1, LP

AUDITED FINANCIAL STATEMENTS

PERIOD ENDED JUNE 30, 2024

VELOCE CAP FUND 1, LP

TABLE OF CONTENTS

PERIOD ENDED JUNE 30, 2024

VELOCE CAP FUND 1, LP
BALANCE SHEET
JUNE 30, 2024

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$159,410
Accounts receivable	53,182
Organization costs, net	15,000
Trust deed notes receivable	2,025,000

TOTAL ASSETS		$2,252,592

LIABILITIES AND MEMBERS’ DEFICIT

CURRENT LIABILITIES
Management fees payable	$13,058
Admin fees payable	9,750
Audit fees payable	18,000
Organization costs payable	25,000

TOTAL CURRENT LIABILITIES		$65,808

MEMBERS’ EQUITY - PER ACCOMPANYING STATEMENT		2,186,784

TOTAL LIABILITIES AND MEMBERS’ EQUITY		$2,252,592

VELOCE CAP FUND 1, LP
STATEMENT OF INCOME AND EXPENSE
JUNE 30, 2024

REVENUE
Interest Income	$264,717

TOTAL REVENUE		264,717

OPERATING EXPENSES
Operating expenses	$40,594

TOTAL OPERATING EXPENSES		40,594

NET INCOME		$224,123

VELOCE CAP FUND 1, LP
STATEMENT OF CHANGES IN PARTNERS’ EQUITY
JUNE 30, 2024

PARTNERS’
EQUITY

DECEMBER 31, 2023	$1,537,661

Net income	224,123

Partner Contributions	425,000

June 30, 2024	$2,186,784

VELOCE CAP FUND 1, LP
STATEMENT OF CASH FLOWS
JUNE 30, 2024

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$224,123
Adjustments to reconcile net loss to net cash provided by operating activities:
Amortization of organization costs	2,500
Increase in accounts receivable	(49,750)
Increase in management fee payable	(8,564)
Increase in incentive fee payable	(43,167)
Increase in other payables	10,500

NET CASH PROVIDED BY OPERATIONS	135,642

CASH FLOWS FROM INVESTING ACTIVITIES
Trust deed notes received	1,575,000
Trust deed notes receivable - funded	(2,025,000)

NET CASH USED IN INVESTING	(450,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Capital contributions	425,000

NET CASH PROVIDED BY FINANCING	425,000

NET INCREASE IN CASH AND CASH EQUIVALENTS	110,642

CASH AND CASH EQUIVALENTS - DECEMBER 31, 2023	48,768

CASH AND CASH EQUIVALENTS - JUNE 30. 2024	159,410